Liquid Media Reveals Phase 1 of its Gaming Slate

Chairperson’s Quarterly Review

I grew up playing video games. They were new back then – now they’re retro. Many people, myself included, are returning to the classics. The nostalgia brought on by this resurgence in retro games connects us to our childhoods – and is generating incredible demand.

Vancouver, BC – January 17, 2019 – Liquid Media Group Ltd. (Nasdaq: YVR) referred to herein as "Liquid" or the "Company", delivered a quarterly update for shareholders today, January 17, 2019.

Dear Shareholders of Liquid Media Group,

Our last quarter is full of accomplishments for Liquid – and there is much more to come. Since our last update, Liquid is proud to have successfully concluded its review with The Nasdaq Stock Market LLC. Our compliance with all requirements for initial listing on the Nasdaq Capital Market resulted in a positive decision from the Nasdaq Hearings Panel.

With our capital markets transformation now complete, we are moving forward with the first phase of our gaming content slate.

Premiere titles are in development for next-generation consoles and PC. We also have our impressive portfolio of over 100 retro games, many with franchise potential, to remaster, reimagine and/or launch as sequels using today’s incredible technology. These and other developments are helping Liquid build its leadership of the rapid convergence taking place across all sectors of media and entertainment – including the booming virtual, augmented and mixed reality (VAMR) space.

Key Achievements

Technology is now enabling content to be remastered from its retro origins. We are now able to move system-specific content to all platforms in all languages. Liquid has identified this process as the cornerstone of its Phase 1 plan.

In the quarter, Liquid’s gaming division accomplished the following milestones:

  Coba: Tale of the Moon (“Coba”), an exciting new action role-playing game, is in development for Nintendo Switch and PC. The Company plans to expand Coba into a full media franchise, with potential for an animated series for television, streaming platforms, home video, theatrical release(s), augmented reality programming and/or merchandise sales.

  Building on our retro games pipeline, rights and interest in 65 video game titles, including megahit classics All Star Baseball, NFL Quarterback Club, NHL Breakaway, College Slam, Dirt Trax FX and Kwirk, were acquired from Throwback Entertainment Inc.

  Liquid is scheduling to launch Miss Kwirk as the first game in a five-title Retro Reboot series. Miss Kwirk is a new puzzle game for gaming consoles and PC, which is being developed as a follow-up to the popular Kwirk title.

  Liquid acquired Blowout from Zift Interactive LLC (“Zift”). Blowout has realized lifetime retail revenue of US$5-million to date and sold over 250,000 console units for the original Xbox, PS2 and GameCube. It is available now for Xbox 360, via Steam, IndieGala and GreenMan Gaming, and is in the backwards compatible program for Xbox One, which saves all development costs.

  Blast Works, which is critically acclaimed for a complex set of editing tools that gives players flexibility to create their own ships, enemies and levels, was also acquired from Zift. Liquid plans to relaunch the game for modern consoles and platforms. Blast Works has realized lifetime retail revenue of US$8-million to date and sold over 200,000 console units for Nintendo Wii.

Crowdfunding for Liquid Gaming and Entertainment Assets

The Company is preparing to launch the Liquid Finance Portal, which is being customized for Liquid’s business in collaboration with a leading FinTech company formed by industry veterans with decades of expertise across technology, investment banking, venture capital and financial compliance. Liquid has exclusive rights to use the crowdfunding platform to finance projects in the gaming, film and TV segments.

Industry Outlook

Crowdfunding across the entertainment industry appears to be booming with gaming projects like Star Citizen raising more than $200-million from backers in 171 countries.

Retail revenue in the U.S. video game industry alone hit approximately US$1.545-billion according to Statista. These numbers don’t yet account for the holiday season, which traditionally turns out the most new game releases and the highest revenues of the year. Total U.S. video game industry revenue was US$36-billion in 2017, up from US$30.4 billion a year earlier. Globally, Newzoo reports that 2.3-billion gamers will spend US$137.9-billion on games in 2018.

Growth Strategies

In addition to creating incredible gaming content, Liquid is working to consolidate Vancouver’s fragmented film and entertainment market, where more than US$2.9 billion is spent annually on film and television production services.

Liquid signed a licensing agreement to enable the Company to move digital content production into the cloud. With this technology, Liquid is creating a single, powerful network of production groups where content creators can access rented applications. A targeted roll out of “Liquid Anywhere” locations is scheduled, with initial launch planned for key physical production centers in North America, beginning with Vancouver, Canada. These physical locations in key tech hubs would give creators a physical meeting place to collaborate on Liquid’s pipeline.

We are excited to be positioning Liquid’s well-diversified portfolio of integrated digital production companies to target the US$137-billion+ annual gaming market as an integral part of our Phase 1 plan. Our technology that enables production collaboration in the cloud is expected to enable quicker, more efficient development of the projects in our gaming pipeline, with support from financing raised through our crowdfunding Liquid Finance Portal.

We thank you for your continued support and for the trust you have placed in Liquid Media Group.

On behalf of the Board of Directors,

Joshua Jackson, Chairman

About Liquid Media Group Ltd.

Liquid is a media and entertainment company connecting mature production companies via Powered by StratusCore™ cloud workplace technology into a vertically integrated global studio, producing content for all platforms through its network of shared services. Additional information is available at www.LiquidMediaGroup.co.

Further information:

Daniel Cruz
Liquid Media Group Ltd.
+1 (416) 489-0092
pg@liquidmediagroup.co

Media requests:

Adam Bello
Media & Analyst Relations Manager
Primoris Group Inc.
+1 (416) 489-0092 x 226
media@primorisgroup.com

Forward Looking Statements

This news release contains certain forward-looking information as defined in applicable securities laws (referred to herein as "forward-looking statements"). Forward-looking information is typically identified by words such as: "believe", "expect", “looks”, "anticipate", "intend", "estimate", "planned" and similar expressions, or are those, which, by their nature, refer to future events. These forward-looking statements reflect the expectations or beliefs of management of the Company based on information currently available to it. Forward-looking statements are subject to a number of risks and uncertainties, including those detailed from time to time in filings made by the Company with securities regulatory authorities, which may cause actual outcomes to differ materially from those discussed in the forward-looking statements.

The forward-looking statements and information contained in this news release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.